SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No. 06.164.253/0001-87

NIRE 35.300.314.441

MINUTES OF THE FISCAL COUNCIL’S MEETING

HELD ON MARCH 28, 2019

I. Date, Time and Place: March 28, 2019, at 3:00 p.m., at Gol Linhas Aéreas Inteligentes S.A. (“Company”), Praça Comte. Linneu Gomes, S/N, Entrance 3 - Building 7 - Meeting Room of the Board of Directors, Jardim Aeroporto, City and State of São Paulo.

II. Calling: Call notice on March 23, 2019.

III. Attendance: All members of the Company's Fiscal Council, Ms. Marcela de Paiva and Messrs. Marcelo Curti and Marcelo Moraes. Renata Bandeira Gomes do Nascimento and Graziela Galli Ferreira Barioni also attended.

IV. Presiding Board: Mr. Marcelo Moraes was the chairman of the meeting, and invited me, Graziela Galli Ferreira Barioni, to act as secretary of the meeting.

V. Agenda: To analyze the proposal to be submitted to the Extraordinary Shareholders’ Meeting to increase the Company’s authorized capital.

VI. Resolutions: After the necessary explanations were provided and after a detailed review of the documents regarding the matter hereof, the Company’s Fiscal Council, by unanimous vote, resolved that the Management Proposal regarding the increase in the limit of the Company's authorized capital from R$4,000,000,000.00 to R$6,000,000,000.00, and the consequent amendment to Article 6 of the Company's bylaws, may be submitted to the Extraordinary Shareholders’ Meeting.

VII. Suspension of the Meeting and Drawing-up of the Minutes: These minutes were read, checked and signed by the attendees.

São Paulo, March 28, 2019

___________________________________ Marcelo Moraes Chairman	___________________________________ Graziela Galli Ferreira Barioni Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.